File No. 82-34719

SECURITAS

05010632

Press Release from Securitas AB

Securitas to publish Interim Report 2005 on Friday, August 12, 2005

Securitas will publish its January-June 2005 financial report on Friday August 12 at 8.00 a.m. (CET). The report will be available on Securitas web site immediately after publishing.

SUPPL

Agenda (CET)

8.00 a.m.	**Report Release** The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.
9.30	**Presentation slides will be available at www.securitasgroup.com**
10.00-11.00	**Information meeting:** Securitas Senior Management to present the report and answer questions. Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden. Management will be available one hour after the information meeting for interviews. To follow the presentation via Internet, go to **www.securitasgroup.com.** To follow the presentation via telephone (and participate in Q&A session), call **+44 (0) 207 162 0179**

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until August 26th on: **+44 (0) 207 031 4064, access code: 670342**

PROCESSED
AUG 2 3 2005
THOMSON FINANCIAL

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For further information please contact:

Henrik Brehmer, SVP Investor Relations — +44 (0) 20 8432 6523, +44 (0) 7884 117 192 (mob)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719

SECURITAS

Securitas AB

Interim Report
January – June 2005

The turnaround in Security Services USA is confirmed and Group full year forecast remains unchanged.

- **Sales** in the second quarter increased by 5 percent to MSEK 16,234 (14,830), adjusted for changes in exchange rates, acquisitions and divestitures. In the first half of the year sales increased by 4 percent to MSEK 31,429 (29,283), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** in the second quarter increased by 7 percent to MSEK 1,032 (955), adjusted for changes in exchange rates. Operating margin was 6.4 percent (6.4). In the first half of the year operating income increased by 8 percent to MSEK 1,969 (1,840), adjusted for changes in exchange rates. Operating margin was 6.3 percent (6.3).
- **Income before taxes** in the second quarter increased by 4 percent (7 percent adjusted for IAS 39 revaluations and restructuring costs) to MSEK 847 (804), adjusted for changes in exchange rates. In the first half of the year income before taxes increased by 9 percent (9 percent adjusted for IAS 39 revaluations and restructuring costs) to MSEK 1,664 (1,527), adjusted for changes in exchange rates.
- **Net income** in the second quarter increased by 4 percent to MSEK 628 (604). In the first half of the year the increase was 7 percent to MSEK 1,233 (1,154).
- **Earnings per share** after full taxes increased by 4 percent to SEK 1.69 (1.62) in the second quarter. In the first half of the year the increase was 7 percent to SEK 3.32 (3.11).
- **Free cash flow** in the second quarter amounted to MSEK 274 (987) representing 40 percent (150) of adjusted income. In the first half of the year free cash flow amounted to MSEK 540 (1,000) representing 42 (80) percent of adjusted income. The decrease in free cash flow is caused by the increase in organic sales growth, timing differences in payments of social security charges in some European countries and a temporary inventory build up in the Security Systems and Direct divisions.

Comments from the CEO, Thomas Berglund

"The turnaround in Security Services USA is now confirmed with a 3 percent organic sales growth in the second quarter, up from 0 percent in the first quarter and the operating margin at 4.7 percent, picking up from the low point at 4.5 percent in the fourth quarter 2004.

The U.S. development along with maintained or improved organic sales growth in the other divisions have increased the Group's organic sales growth.

The Group's operating margin is temporarily unchanged compared to the same period last year, but is for the full year 2005 expected to exceed last years performance through improvements mainly in Security Services USA and Cash Handling Services.

The forecast for the full year 2005 remains unchanged. Income before tax, adjusted for changes in exchange rates and including revaluation of financial instruments and restructuring costs is expected to increase in the range of 10 to 15 percent compared to 2004."

Key Financial Data

MSEK	Q2 2005	Q2 2004 [3]	Total change,%	H1 2005	H1 2004 [3]	Total change,%
Sales	16,234	14,830	9	31,429	29,283	7
Organic sales growth, % [1]	*5*	*2*		*4*	*2*	
Operating income	1,032	955	8	1,969	1,840	7
Operating margin, %	*6.4*	*6.4*		*6.3*	*6.3*	
Real change, % [2]	*7*	*15*		*8*	*9*	
Income before taxes	847	804	5	1,664	1,527	9
Real change, % [2]	*4*	*38*		*9*	*17*	
Net income	628	604	4	1,233	1,154	7
Free cash flow	274	987		540	1,000	
% of adjusted income	*40*	*150*		*42*	*80*	
Operating capital employed	-	-		8,490	6,884	
Operating capital employed as % of sales	-	-		*13*	*11*	
Capital employed	-	-		26,848	23,841	
Return on capital employed, %	-	-		*16*	*16*	
Earnings per share after full taxes, SEK	1.69	1.62	4	3.32	3.11	7

1) Adjusted for changes in exchange rates, acquisitions and divestitures
2) Adjusted for changes in exchange rates
3) Adjusted for changes in accounting principles according to IFRS

Organic Sales Growth and Operating Margin Development

	Q2 2005			H1 2005		
MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*3*	*4.7*	-0.4	*2*	*4.6*	-0.4
Security Services Europe	*5*	*7.0*	-0.2	*5*	*7.2*	-0.1
Security Systems	*7*	*11.3*	-0.5	*6*	*10.3*	-0.9
Direct	*25*	*8.7*	0.1	*25*	*8.7*	0.2
Cash Handling Services	*3*	*6.7*	0.1	*3*	*6.3*	0.4
Group	*5*	*6.4*	0.0	*4*	*6.3*	0.0

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on August 12, 2005 at 10.00 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.
Call-in number to participate in the information meeting is +44 (0) 20 7162 0179
The meeting is also webcasted at www.securitasgroup.com
For a recorded version of the information meeting please dial +44 (0) 20 7031 4064. Access code: 670342

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and Interpretations of the Standing Interpretations Committee (SIC) issued by the International Financial Reporting Interpretations Committee (IFRIC). The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information please refer to the section Accounting Principles – Adoption of IFRS from January 1, 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group April – June 2005

Organic sales growth improved to 5 percent, an increase of 1 percentage point compared to the first quarter 2005 and 3 percentage points compared to the second quarter 2004. This is mainly driven by a more positive development in the Security Services USA, Security Services Europe and Security Systems divisions.

Operating income before amortization amounted to MSEK 1,032, which adjusted for changes in exchange rates, corresponds to an increase of 7 percent. The operating margin was stable at 6.4 percent.

Acquisition related restructuring costs, related to the acquisitions of Eurotelis in France and ESES in Spain by the Security Systems division, have impacted the period by MSEK -18 (1). Revaluation of financial instruments was MSEK -7 (n/a).

Income before taxes increased with 4 percent in real terms to MSEK 847 (804) and with 7 percent adjusted for revaluation of financial instruments and restructuring costs.

The Group's tax rate was 25.8 percent (24.9) and the net income increased by 4 percent to MSEK 628 (604).

Earnings per share after full taxes and full conversion was SEK 1.69 (1.62), an increase of 4 percent.

Sales and Income for the Group January – June 2005

Organic sales growth improved to 4 percent (2).

Operating income before amortization amounted to MSEK 1,969, which adjusted for changes in exchange rates, corresponds to an increase of 8 percent. The operating margin was stable at 6.3 percent.

Acquisition related restructuring costs amounted to MSEK -23 (-3) and are related to the acquisitions of Eurotelis in France and ESES in Spain. The Group full year forecast 2005 includes acquisition related restructuring costs currently estimated to MSEK -46 (-26). Revaluation of financial instruments amounted to MSEK 29 (n/a).

Income before taxes increased with 9 percent to MSEK 1,664 (1,527) both in real terms and adjusted for revaluation of financial instruments and restructuring costs.

The Group's tax rate was 25.9 percent (24.5). For the full year 2005 the tax rate is expected to be close to 26 percent.

The net income increased 7 percent to MSEK 1,233 (1,154).

Earnings per share after full taxes and full conversion was SEK 3.32 (3.11), an increase of 7 percent.

DEVELOPMENT IN THE GROUP'S DIVISIONS

Security Services USA

Security Services USA 1)	April – June		January – June		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	5,207	5,079	9,981	10,152	20,017
Organic sales growth, %	3	-2	2	-1	-2
Operating income	247	260	464	509	982
Operating margin, %	4.7	5.1	4.6	5.0	4.9
Real change, %	-4	-7	-6	-8	-13
Operating capital employed	-	-	1,209	966	938
Operating capital employed as % of sales	-	-	6	5	5
Capital employed	-	-	8,154	7,768	6,811
Return on capital employed, % 2)	-	-	11	14	14

1) Adjusted to include the transfer of Canada and Mexico from Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Security Services USA shows a positive development of both organic sales growth and operating margin compared to the first quarter 2005. The quality improvement in large customer contracts continues and the organization is preparing for further specialization of services.

The new IT platform has been installed in more than 80 percent of the guarding regions. The process will be completed early autumn 2005.

The branch manager training is proceeding according to plan. At the end of 2005 all branch managers and other key persons will have been trained. During the first half of 2005, 43 percent have been trained.

April – June 2005

The organic sales growth was 3 percent in the second quarter, which is an increase compared to the first quarter when the organic sales growth was 0 percent. The improved organic sales growth is a consequence of the positive development of the contract portfolio which for the third consecutive quarter shows growth quarter on quarter. Out of the 13 regions in USA, 11 achieved positive organic sales growth in the second quarter.

The operating margin was 4.7 percent in the second quarter, which is an improvement compared to the 4.5 percent operating margin in the first quarter. The improvement is attributable to leverage on the increased sales volume. The geographical regions are now performing at an operating margin between 4 and 7 percent.

January – June 2005

The organic sales growth was 2 percent for the first half of 2005. The improvement compared to last year is according to plan and to earlier indications from the positive development of the contract portfolio. This improvement will continue and the full year 2005 organic sales growth is expected to reach 3 percent.

The operating margin was 4.6 percent and as presented in the first quarter 2005 the margin has bottomed out and is expected to improve further throughout 2005.

The full year price increases are expected to be around 2 percent while wages are expected to increase with 1.5 percent.

The contract portfolio, representing 90 percent of total sales, is now indicating an annualized growth rate of 4–5 percent. The client retention rate remains stable over 90 percent and the employee turnover is 54 percent.

Security Services Europe

Security Services Europe [1]	April – June		January – June		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	6,207	5,814	12,175	11,485	23,289
Organic sales growth, %	5	3	5	3	4
Operating income	433	420	882	835	1,849
Operating margin, %	7.0	7.2	7.2	7.3	7.9
Real change, %	2	2	5	5	7
Operating capital employed	-	-	2,005	1,610	1,592
Operating capital employed as % of sales	-	-	8	7	7
Capital employed	-	-	7,723	6,738	6,654
Return on capital employed, % [2]	-	-	24	26	28

1) Adjusted to exclude Canada and Mexico which have been transferred to Security Services USA, and adjusted to include the third party monitoring business.

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization is gaining strength. Separate units for small customers with time-sharing services have been established in each country. Permanent guarding for large customers has been organized into four geographic units, while airport and seaport security has been separated into its own unit. Third party alarm monitoring has also been gathered in a separate unit. The split into these seven separate business units has increased refinement and focus on new customer segments.

April – June 2005

The organic sales growth was 5 percent in the second quarter. The trend from the first quarter continued with a year on year improvement of 2 percentage points. Norway, Finland, the Netherlands, Austria, Spain, Portugal and Eastern Europe all showed stronger than average organic sales growth rate. Sweden, Germany, UK and France performed under the average organic sales growth rate.

The operating margin was 7.0 percent in the second quarter. This is a decrease with 0.2 percentage points compared to 2004 and is caused by pressure on the gross margin in the airport security business and that certain airport security contracts have been lost or terminated. The development in the rest of the division is however positive. The organization into specialized operating units (permanent guarding, time-sharing, airport and seaport security and third party alarm monitoring) is starting to pay off with positive development of the operating margin except for the temporary deterioration in the airport security business.

January – June 2005

The organic sales growth of 5 percent is 2 percentage points higher than in 2004. The accumulated organic sales growth rate in the first half 2005 is generated by the same countries as in the second quarter. For the full year 2005 the organic sales growth is expected to be 4–5 percent. The organic sales growth is expected to be slightly weaker during the second half of 2005 compared to the second quarter 2005 due to the turnover of client contracts and price competition on the airport security market.

The operating margin of 7.2 percent is 0.1 percentage points lower than in 2004. The decrease compared to last year is explained by the development in the airport security business. The reorganization into specialized operating units will be completed during the second half of 2005 and the division will be burdened by reorganization costs for the third party alarm monitoring business of approximately MSEK 20. The operating margin is expected to improve during the second half of 2005. For the full year 2005 the operating margin is expected to be in line with the level of 2004 including the deterioration in the airport security business and the restructuring in the third party alarm monitoring business.

The contract portfolio grew by 5 percent on an annualized basis. Prices and wages increased 2 percent on an annual basis. The client retention rate declined slightly during the second quarter because of the attrition in the airport security portfolio. At the end of June the rate was around 90 percent on an annual basis. The staff turnover increased slightly to 33 percent mainly due to the holiday season.

Security Systems

Security Systems 1)	April – June		January – June		January – December
MSEK	**2005**	**2004**	**2005**	**2004**	**2004**
Total sales	**1,443**	**1,119**	**2,701**	**2,101**	**4,724**
Organic sales growth, %	*7*	*0*	*6*	*1*	*1*
Operating income	**163**	**132**	**279**	**236**	**554**
Operating margin, %	*11.3*	*11.8*	*10.3*	*11.2*	*11.7*
Real change, %	*22*	*11*	*17*	*19*	*35*
Operating capital employed	**-**	**-**	**728**	**688**	**575**
Operating capital employed as % of sales	*-*	*-*	*13*	*12*	*11*
Capital employed	**-**	**-**	**3,162**	**2,976**	**2,719**
Return on capital employed, % 2)	*-*	*-*	*19*	*15*	*20*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis established the Security Systems division as a market leader in the banking segments also in the UK and France. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

April – June 2005

The organic sales growth was 7 percent in the second quarter 2005, which is an increase both compared to 2004 and the first quarter 2005 when the organic sales growth was 5 percent. The higher organic sales growth compared to the first quarter 2005 is explained by Sweden and Spain which are picking up in pace. The order intake in the second quarter increased with 6 percent compared to 2004 for comparable units.

The operating margin of 11.3 percent was negatively affected by margins in Bell being lower than divisional average. However, the gap in operating margin between Bell and the rest of the division is closing. Sweden is picking up in pace but is still having a slight negative impact on the operating margin development compared to 2004. The positive development in the USA continues with double digit organic sales growth rates and an increase of the operating result year on year above divisional average.

January – June 2005

The improved organic sales growth rate compared to 2004 is mainly explained by the strong performance in Sweden. For the full year 2005 the organic sales growth is expected to stay on the 6 percent level supported by continued strong performance throughout the division.

The operating margin of 10.3 percent is 0.9 percentage points lower than in 2004. The lower margin is mainly explained by lower margin in Sweden and the consolidation of the Bell operations in the UK. The operating margin is expected to improve during the second half 2005 supported by continued development in France including Eurotelis and Bell in the UK.

Direct

Direct 1)	April – June		January – June		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**682**	**538**	**1,305**	**1,035**	**2,190**
Organic sales growth, %	*25*	*28*	*25*	*28*	*28*
Operating income	**59**	**46**	**114**	**88**	**206**
Operating margin, %	*8.7*	*8.6*	*8.7*	*8.5*	*9.4*
Real change, %	*24*	*36*	*28*	*53*	*28*
Operating capital employed	**-**	**-**	**1,068**	**719**	**842**
Operating capital employed as % of sales	*-*	*-*	*39*	*32*	*38*
Capital employed	**-**	**-**	**1,165**	**758**	**878**
Return on capital employed, % 2)	*-*	*-*	*20*	*26*	*24*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups.

The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

The transfer of the third party alarm monitoring activities to Security Services Europe enables Direct to be entirely focused on conceptualized consumer alarms and small business alarms.

Direct 1)	April – June			January – June		
Number of alarms	2005	2004	*% change*	2005	2004	*% change*
New installations	44,145	37,748	*17*	83,375	72,007	*16*
Total number of connected alarms	623,544	491,829	*27*	623,544	491,829	*27*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

April – June 2005

The organic sales growth rate was 25 percent, which is the same level as in the first quarter. The number of new installations in the quarter amounted to 44,145. The installation pace is up with 17 percent compared to the same period 2004.

The operating margin was 8.7 percent, which is an increase with 0.1 percentage points compared to the second quarter 2004 and a decrease with 0.1 percentage points compared to the first quarter 2005. The quarter has been affected by reorganization costs in the consumer sales organization of approximately MSEK 2.

January – June 2005

The organic sales growth of 25 percent is 3 percentage points lower than in 2004. This is slightly better than expected because of stronger consumer sales in Spain and Portugal. Iberia is continuing to drive the organic sales growth for the division, supported by stable growth in the Nordic area. The organic sales growth is expected to be around 22–23 percent for the two remaining quarters, leading to a full year organic sales growth of 24 percent. The slightly lower organic sales growth during the second half of 2005 is explained by the introduction of more franchise partner sales in the Nordic consumer operations where the installation revenue is recognized by the partner instead of the Direct division.

The operating margin was 8.7 percent, which is 0.2 percentage points better than in 2004. The introduction of the Direct consumer concept is well under way in the Nordic countries and starting to develop in France, the Netherlands and Belgium. For 2005, the investment in these three countries are expected to restrain the development of the operating margin to the same level as in 2004.

Cash Handling Services

Cash Handling Services	April – June		January – June		January – December
MSEK	2005	2004	2005	2004	2004
Total sales	**2,886**	**2,438**	**5,626**	**4,814**	**10,082**
Organic sales growth, %	*3*	*4*	*3*	*3*	*5*
Operating income	**193**	**161**	**355**	**284**	**714**
Operating margin, %	*6.7*	*6.6*	*6.3*	*5.9*	*7.1*
Real change, %	*19*	*332*	*27*	*48*	*44*
Operating capital employed	-	-	**3,073**	**2,579**	**2,721**
Operating capital employed as % of sales	-	-	*26*	*26*	*24*
Capital employed	-	-	**6,058**	**5,279**	**5,341**
Return on capital employed, % [1]	-	-	*13*	*11*	*13*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Cash Handling Services division has returned to normal operations and is step by step increasing its performance. A joint management team for the USA and Europe was established in 2004. During the second quarter the Cash Handling Service operations in Eastern Europe has been divested.

April – June 2005

The organic sales growth remained unchanged at 3 percent, compared to the first quarter. New sales and organic sales growth remain a challenge. Pricing pressures in the Transport business and lower volumes are the main reasons for the slow pace. New sales is starting to pick up in the USA but any positive impact on organic sales growth has so far been offset by reductions and terminations of existing contracts.

The operating margin was 6.7 percent in the second quarter which is a 0.1 percentage point increase compared to 2004. The operating margin has been impacted by the capital loss relating to the divestment of the operations in Eastern Europe with MSEK -10. Valiance is improving quarter by quarter but is still having a negative impact on the average operating margin for the division. In the UK the Securitas transport operations has lost some significant retail customers but also won some ATM replenishment contracts. This has caused temporary inefficiencies which have had negative impact on the operating margin in the quarter.

January – June 2005

The organic sales growth was 3 percent which is unchanged compared to 2004. Organic sales growth is expected to be weak during the second half of 2005 with a full year forecast broadly in line with the first half of the year. UK and Spain are large operations with organic sales growth lower than 2004.

The operating margin was 6.3 percent in the first half of 2005 which is an improvement with 0.4 percentage points compared to 2004. The margin is negativly affected by Valiance in France, the development in the UK transport operations and the German operations.

The operating margin is improving and further improvement is expected for the full year, coming from development in recent acquisitions, improved efficiency and price increases. For the full year 2005 the operating margin is expected to be slightly higher than in 2004.

CASH FLOW

April – June 2005

Operating income before amortization amounted to MSEK 1,032 (955). Net investments in fixed assets after depreciation amounted to MSEK -148 (-55). The increase in net investments is mainly related to investments in fixed assets in the newly acquired units and the organic sales growth in the Direct division.

Changes in accounts receivable amounted to MSEK -154 (97) and changes in other operating capital employed amounted to MSEK -39 (233). The increase in accounts receivables is due to the increase in the organic sales growth. The change in other capital employed is related to timing differences in the payment of social security charges in some countries in the Security Services Europe division and to temporary increases in inventories in the Security Systems and Direct divisions.

Cash flow from operating activities amounted to MSEK 691 (1,230), equivalent to 67 percent (129) of operating income before amortization.

Free cash flow was MSEK 274 (987), equivalent to 40 percent (150) of adjusted income.

January – June 2005

Operating income before amortization amounted to MSEK 1,969 (1,840).

Net investments in fixed assets after depreciation amounted to MSEK -145 (-91).

Changes in accounts receivable amounted to MSEK -155 (21) and changes in other operating capital employed amounted to MSEK -528 (-392).

Cash flow from operating activities amounted to MSEK 1,141 (1,378), equivalent to 58 percent (75) of operating income before amortization.

Free cash flow was MSEK 540 (1,000), equivalent to 42 percent (80) of adjusted income. The full year free cash flow in percent of adjusted income is expected to be in line with the Group target of 75 – 80 percent.

CAPITAL EMPLOYED AND FINANCING

As of June 30, 2005

The Group's operating capital employed was MSEK 8,490 (6,741 as of December 31, 2004) corresponding to 13 percent (11 as of December 31, 2004) of sales adjusted for full-year sales of acquired units.

Acquisitions and divestitures have decreased operating capital employed by MSEK 175 during the first half of 2005.

Acquisitions and divestitures increased consolidated goodwill by MSEK 442. Goodwill is no longer amortized. As per June 30, 2005 there was no indication of impairment and thus no need to carry out a full impairment test an therefore no impairment losses have been recognized. The annual impairment test of all Cash Generating Units which is required under IFRS will take place during the third quarter 2005. Adjusted for positive translation differences of MSEK 1,846, total goodwill for the Group amounted to MSEK 17,590 (15,302 as of December 31, 2004).

Acquisitions increased acquisition related intangible fixed assets by MSEK 157 during the first half of 2005. After amortization of MSEK 61 and positive translation differences of MSEK 60 acquisition related intangible fixed assets amounted to MSEK 589 (433 as of December 31, 2004).

The Group's total capital employed was MSEK 26,848 (22,476 as of December 31, 2004). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 2,978 during the first half of 2005.

The return on capital employed was 16 percent (18 as of December 31, 2004).

The Group's net debt amounted to MSEK 13,560 (10,633 as of December 31, 2004). Acquisitions, divestitures and acquisition related payments in the first half of 2005 increased the Group's net debt by MSEK 728, of which purchase payments accounted for MSEK 464, assumed net debt for MSEK -32, acquisition related restructuring costs paid for MSEK 23, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns acquisition for MSEK 270. The Group's net debt increased by MSEK 1,669 during the first half of 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.5 (5.9), and the free cash flow to net debt ratio amounted to 0.15 (0.19). The temporary drop in the latter ratio is mainly due to the timing differences in the free cash flow explained above. The free cash flow to net debt ratio is also impacted negatively be the significant translation difference that is included in the closing net debt.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 49 (47).

Dividend to shareholders of MSEK 1,095 (730) was paid in April 2005.

Shareholders' equity amounted to MSEK 13,288 (11,843 as of December 31, 2004). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 1,309 during the first half 2005.

The total number of outstanding shares amounted to 365,058,897 as of June 30, 2005. The average number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810 for the quarter and the first half 2005. Following the redemption of convertible debenture loans on June 30, 2005, the number of shares outstanding after full conversion amounts to 375,015,400.

ACQUISITIONS AND DIVESTITURES

Under IFRS 3 the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the determination of goodwill are not allowed under IFRS 3. Acquisition calculations are finalized by the latest one year after the acquisition is made. For additional information please refer to pages 99–115 in the published Annual Report for 2004.

Acquisitions/divestitures January – June 2005 (MSEK)

Company	Division [1]	Included/ excluded from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Acq. related intangible fixed assets
Opening balance						15,302	433
BDM, *Switzerland*	Security Services Europe	Jan 1	24	43	23	22	3
Alert Services Holding, *Belgium*	Security Services Europe	n/a	-	452	452	342	140
ESES, *Spain*	Security Systems	Feb 16	73	31	31	-	13
Wornall Electronics Inc., *USA*	Security Systems	Apr 1	35	1	7	12	-
Bell, *UK* [6]	Security Systems	n/a	-	-	-	63	-
CHS, *Eastern Europe*	Cash Handling Services	Apr 29	-177	-77	-89	-9	-
Other acquisitions [7]		n/a	7	14	8	12	1
Total acquisitions/divestitures January – June 2005			n/a	464	432	442	157
Amortization of acq. related intangible fixed assets						-	-61
Translation differences						1,846	60
Closing balance						17,590	589

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill 6) Bell, share options exercised and fair value adjustment, Bell Tech, Australia 7) Securiconsult, Switzerland, Franceval – Sofigem, France, TCV Image & Control, Spain

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23).

The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was to be completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas has now acquired the remaining 28 percent of the shares in ASH. This completes the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Security Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company has forecasted sales of MEUR 8 (MSEK 73) in 2005.

The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.4 (MSEK 31). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs has amounted to MEUR -1.1 (MSEK -10) for ESES as per June 30 and the forecasted total restructuring costs amount to MEUR -1.6 (MSEK -15) for 2005.

After the acquisition Security Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Security Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Security Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company has forecasted sales of MUSD 5 (MSEK 35) in 2005 and 27 employees. The expected enterprise value of the acquisitions amounts to MUSD 2 (MSEK 14).

This acquisition allows Security Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Security Systems access to new markets and increase our footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Share options exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business. Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK -10.

SIGNIFICANT EVENTS

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004. For the most recent published background information please refer to the published Annual Report for 2004 Note 28, Contingent Liabilities page 87.

There have been no material developments in this matter subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002 Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program was based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per the end of the offer period participants representing approximately 43 percent of the convertibles had accepted the offer. After the repurchase of the employee participations Securitas has as per June 30, 2005 redeemed the convertible debentures in the same proportion thereby reducing the convertible debenture loans by MEUR 189. This has lead to a reduction in the number of outstanding shares after full conversion by 7,393,410 which corresponds to 2 percent. This is estimated to lead to a decreased dilution in earnings per share after full taxes and conversion by close to 1 percent on a full year basis.

The repurchase of the employee participations and the redemption of the convertible debentures has not lead to any significant net costs for Securitas. A proportionate amount, 43 percent corresponding to MSEK 10.7, of the unamortized set up costs incurred when setting up the incentive program in 2002 has been released in the finance net in the period. This cost would normally have been amortized over the duration of the incentive program. At the same time and when accounting for the acquisition of the employee participations in the Luxembourg company (Securitas Employee Convertible 2002 Holding S.A.), holding the convertible debentures, a negative goodwill arises. The negative goodwill is the difference between the acquisition price and the book value of the equity in the Luxembourg company. In accordance with the accounting principles under IAS/IFRS this negative goodwill is released to the income statement under Share of profit in associated companies with a positive amount of MSEK 11.3.

New syndicated loan facility

On June 17, Securitas signed a five year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 1,100 with a syndicate of banks. The facility replaced the existing MUSD 800 syndicated facility maturing December 2008. It will be used for general corporate purposes.

ACCOUNTING PRINCIPLES

Adoption of IFRS from January 1, 2005

Securitas consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and Interpretations of the Standing Interpretations Committee (SIC) issued by the International Financial Reporting Interpretations Committee (IFRIC).

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this interim report have been published and are available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles. These accounting principles are based on an adoption of IAS/IFRS in their current form.

The adoption date for IAS/IFRS is January 1, 2005 with comparatives for 2004 restated with the exception of IAS 39 Financial Instruments: Recognition and Measurement which was adopted on January 1, 2005 without retroactive application in line with the exemptions listed in IFRS 1. For additional information on the impact of IAS 39 please refer to page 19 of this report.

Detailed disclosures regarding the reconciliation between IAS/IFRS and Swedish GAAP can be found on pages 99–115 in the published Annual Report for 2004. The disclosures in the annual report are given for the accumulated impact and thus additional information for the impact on the second quarter is given on page 18 of this report. The relevant financial information provided under Swedish GAAP for 2004 is disclosed in this report as well for reference purposes.

Investments in associates

The investment in Securitas Employee Convertible 2002 Holding S.A., described on page 12 of this report, is accounted for according to IAS 28 Investments in Associates, using the equity method. The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence, and where its ownership constitutes a permanent relationship. The income share of associated companies is included in the consolidated statement of income under income before taxes. In the consolidated balance sheet, shareholdings in associated companies are accounted at acquisition value, adjusted for dividends and the share of income after the acquisition date. Any goodwill or other adjustments that reflects the difference between the purchase price and the share of equity in the acquired company at the time of acquisition is also included in the book value in the consolidated balance sheet. Negative goodwill is immediately reversed via the statement of income. For additional information please refer to Note 2 on page 17 of this report.

Divestment of Cash Handling Services in Eastern Europe

Securitas has the divested the cash handling operations in Poland, Hungary and the Czech Republic as of April 29, 2005. While the three units constituted cash generating units they have not represented a material portion of neither the division Cash Handling Services nor the of the Group's operations, result, cash flow or balance sheet and therefore the divested operations are not shown as a separate item in the statement of income in 2005, nor has the comparatives been restated. Full year sales for the divested operations amounted to MSEK 177 with no material impact on the division Cash Handling Services nor the Group's operating income. The capital loss from the divestment amounts to MSEK -10.

CORPORATE GOVERNANCE

The new Swedish code for Corporate Governance

The new Swedish code for corporate governance has entered into force as of July 1, 2005. Securitas has published its current principles for corporate governance in the published Annual Report for 2004 and as a separate module on the Group website, www.securitasgroup.com. Securitas is working with adapting to the code.

Annual General Meeting 2006

The Annual General Meeting 2006 will take place on Monday April 3, 2006 at Grand Hotel in Stockholm, Sweden.

THE GROUP'S DEVELOPMENT – OUTLOOK

For the full year 2005, all divisions are expected to improve their performance as a result of stronger customer focus, refined service offerings and developed organizations. The organic sales growth for the full year 2005 is expected to be in line with the first half of 2005 and income before tax for the full year 2005, adjusted for changes in exchange rates and including revaluation of financial instruments and restructuring costs, is expected to increase in the range of 10 to 15 percent compared to 2004.

Previous outlook stated May 3, 2005:

For the full year 2005, all divisions are expected to improve their performance as a result of stronger customer focus, refined service offerings and developed organizations. The organic sales growth is expected to further improve and income before tax, adjusted for changes in exchange rates, is expected to increase in the range of 10 to 15 percent compared to 2004.

Stockholm, August 12, 2005

Thomas Berglund
President and Chief Executive Officer

Auditors' review report

We have conducted a general examination of the interim report for Securitas AB (publ.) for the period ended June 30, 2005, in accordance with the recommendation issued by FAR.

A general examination is limited to discussion with the Company's employees and to an analytical examination of financial information and thus provides a lesser degree of certainty than an audit. We have not performed an audit of this interim report and thus have not issued an audit opinion.

Nothing has come to our attention that indicates that the interim report does not fulfill the requirements for interim reports as prescribed in the Swedish Annual Accounts Act and IAS 34.

Stockholm, August 12, 2005
PricewaterhouseCoopers AB
Göran Tidström
Authorized Public Accountant

Income

MSEK	IFRS Apr-Jun 2005	IFRS Apr-Jun 2004	Sw. GAAP Apr-Jun 2004	IFRS Jan-Jun 2005	IFRS Jan-Jun 2004	Sw. GAAP Jan-Jun 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Sales, continuing operations	15,565.4	14,535.3	14,535.3	30,121.8	28,731.2	28,731.2	58,167.6	58,167.6	57,886.3
Sales, acquired business	668.1	294.3	294.3	1,307.0	551.3	551.3	1,519.0	1,519.0	964.0
Total Sales	**16,233.5**	**14,829.6**	**14,829.6**	**31,428.8**	**29,282.5**	**29,282.5**	**59,686.6**	**59,686.6**	**58,850.3**
Organic sales growth, % 1)	*5*	*2*	*2*	*4*	*2*	*2*	*3*	*3*	*-3*
Production expenses	-12,646.6	-11,461.1	-11,462.0	-24,499.2	-22,702.4	-22,704.2	-46,013.7	-46,017.8	-45,491.5
Gross income	**3,586.9**	**3,368.5**	**3,367.6**	**6,929.6**	**6,580.1**	**6,578.3**	**13,672.9**	**13,668.8**	**13,358.8**
Selling and administrative expenses	-2,555.0	-2,413.7	-2,420.8	-4,960.3	-4,740.4	-4,754.6	-9,646.5	-9,674.5	-9,626.8
Operating income before amortization	**1,031.9**	**954.8**	**946.8**	**1,969.3**	**1,839.7**	**1,823.7**	**4,026.4**	**3,994.3**	**3,732.0**
Operating margin, %	*6.4*	*6.4*	*6.4*	*6.3*	*6.3*	*6.2*	*6.7*	*6.7*	*6.3*
Amortization of goodwill	-	-	-285.7	-	-	-564.4	-	-1,149.7	-1,137.0
Amortization of acquisition related intangible fixed assets	-30.9	-24.1	-	-60.9	-47.7	-	-99.6	-	-
Acquisition related restructuring costs	-18.5	0.6	-	-22.6	-3.0	-	-26.5	-	-
Operating income after amortization	**982.5**	**931.3**	**661.1**	**1,885.8**	**1,789.0**	**1,259.3**	**3,900.3**	**2,844.6**	**2,595.0**
Net financial items 2)	-139.8	-127.4	-127.4	-262.1	-261.6	-261.6	-516.6	-516.6	-596.8
Revaluation of financial instruments 3)	-7.3	-	-	29.4	-	-	-	-	-
Share in income of associated companies 2)	11.3	-	-	11.3	-	-	-	-	-
Income before taxes	**846.7**	**803.9**	**533.7**	**1,664.4**	**1,527.4**	**997.7**	**3,383.7**	**2,328.0**	**1,998.2**
Net margin, %	*5.2*	*5.4*	*3.6*	*5.3*	*5.2*	*3.4*	*5.7*	*3.9*	*3.4*
Current taxes	-211.9	-171.3	-171.3	-406.3	-329.6	-329.6	-795.0	-795.0	-675.2
Deferred taxes	-6.9	-29.1	-28.8	-24.7	-43.5	-44.5	-60.2	-65.4	-78.9
Minority share in net income	-	-	-0.2	-	-	-0.3	-	-0.7	-1.8
Net income for the period	**627.9**	**603.5**	**333.4**	**1,233.4**	**1,154.3**	**623.3**	**2,528.5**	**1,466.9**	**1,242.3**
Whereof attributable to:									
Equity holders of the Parent Company	627.4	603.3	-	1,232.7	1,154.0	-	2,527.8	-	-
Minority interests	0.5	0.2	-	0.7	0.3	-	0.7	-	-
Earnings per share after full taxes, before full conversion (SEK)	1.72	1.65	0.91	3.38	3.16	1.71	6.92	4.02	3.41
Earnings per share after full taxes, after full conversion (SEK)	1.69	1.62	0.91	3.32	3.11	1.71	6.79	4.01	3.45

Cash flow

Operating cash flow MSEK	IFRS Apr-Jun 2005	IFRS Apr-Jun 2004	Sw. GAAP Apr-Jun 2004	IFRS Jan-Jun 2005	IFRS Jan-Jun 2004	Sw. GAAP Jan-Jun 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Operating activities									
Operating income before amortization	1,031.9	954.8	946.8	1,969.3	1,839.7	1,823.7	4,026.4	3,994.3	3,732.0
Investment in fixed assets	-632.3	-445.5	-445.5	-1,099.6	-863.7	-863.7	-1,969.9	-1,969.9	-1,718.6
Depreciation	484.5	391.0	399.0	954.3	773.2	789.2	1,613.0	1,645.1	1,564.1
Change in accounts receivable	-154.2	96.7	96.7	-155.5	20.7	20.7	-485.1	-485.1	-368.1
Changes in other operating capital employed	-39.3	233.0	233.0	-527.8	-391.6	-391.6	445.6	445.6	-282.2
Cash flow from operational activities 4)	**690.6**	**1,230.0**	**1,230.0**	**1,140.7**	**1,378.3**	**1,378.3**	**3,630.0**	**3,630.0**	**2,927.2**
Cash flow from operations, %	*67*	*129*	*130*	*58*	*75*	*76*	*90*	*91*	*78*
Net financial items paid	-156.2	-107.0	-107.0	-228.6	-191.7	-191.7	-518.4	-518.4	-615.0
Income taxes paid	-260.3	-136.5	-136.5	-372.4	-187.0	-187.0	-581.5	-581.5	-510.9
Free cash flow	**274.1**	**986.5**	**986.5**	**539.7**	**999.6**	**999.6**	**2,530.1**	**2,530.1**	**1,801.3**
Free cash flow, % 5)	*40*	*150*	*152*	*42*	*80*	*81*	*93*	*94*	*73*
Free cash flow to net debt ratio 6)	*0.15*	*0.19*	*0.22*	*0.15*	*0.19*	*0.22*	*0.24*	*0.28*	*0.20*
Cash flow from investing activities, acquisitions	56.9	-1,735.3	-1,735.3	-728.4	-1,860.0	-1,860.0	-2,362.3	-2,362.3	-1,307.8
Cash flow from financing activities	-1,229.0	-742.7	-742.7	-793.9	-1,019.8	-1,019.8	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**-898.0**	**-1,491.5**	**-1,491.5**	**-982.6**	**-1,880.2**	**-1,880.2**	**-1,327.5**	**-1,327.5**	**2,065.8**

Cash flow MSEK	Apr-Jun 2005	Apr-Jun 2004	Apr-Jun 2004	Jan-Jun 2003	Jan-Jun 2004	Jan-Jun 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Cash flow from operations	887.9	1,414.1	1,414.1	1,613.5	1,840.6	1,840.6	4,453.4	4,453.4	3,492.9
Cash flow from investing activities	-556.9	-2,162.9	-2,162.9	-1,802.2	-2,701.0	-2,701.0	-4,285.6	-4,285.6	-2,999.4
Cash flow from financing activities	-1,229.0	-742.7	-742.7	-793.9	-1,019.8	-1,019.8	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**-898.0**	**-1,491.5**	**-1,491.5**	**-982.6**	**-1,880.2**	**-1,880.2**	**-1,327.5**	**-1,327.5**	**2,065.8**

Change in net debt MSEK	Apr-Jun 2005	Apr-Jun 2004	Apr-Jun 2004	Jan-Jun 2005	Jan-Jun 2004	Jan-Jun 2004	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Opening balance	**-11,708.8**	**-11,053.5**	**-9,351.4**	**-10,633.1**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,082.5**	**-9,886.8**
Effect of change in accounting principle 7)	-	-	-	-3.8	-1,604.3	32.6	-1,604.3	32.6	-
Opening balance adjusted in accordance with new principle	**-11,708.8**	**-11,053.5**	**-9,351.4**	**-10,636.9**	**-10,686.8**	**-9,049.9**	**-10,686.8**	**-9,049.9**	**-9,886.8**
Cash flow for the period	-898.0	-1,491.5	-1,491.5	-982.6	-1,880.2	-1,880.2	-1,327.5	-1,327.5	2,065.8
Change in loans 8)	133.8	12.6	12.6	-301.3	289.7	289.7	765.2	832.6	-2,095.5
Change in net debt before revaluation and translation differences	**-764.2**	**-1,478.9**	**-1,478.9**	**-1,283.9**	**-1,590.5**	**-1,590.5**	**-562.3**	**-494.9**	**-29.7**
Revaluation of financial instruments 8)	-7.3	-	-	29.4	-	-	-	-	-
Translation differences 8)	-1,080.2	39.2	35.3	-1,669.1	-215.9	-154.6	616.0	460.7	834.0
Change in net debt	**-1,851.7**	**-1,439.7**	**-1,443.6**	**-2,923.6**	**-1,806.4**	**-1,745.1**	**53.7**	**-34.2**	**804.3**
Closing balance	**-13,560.5**	**-12,493.2**	**-10,795.0**	**-13,560.5**	**-12,493.2**	**-10,795.0**	**-10,633.1**	**-9,084.1**	**-9,082.5**

Capital employed and financing

MSEK	IFRS Jun 30, 2005	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
Operating capital employed	**8,490.1**	**7,656.6**	**6,740.9**	**5,390.7**	**6,883.5**	**5,381.9**	**7,092.9**	**5,554.0**	**5,521.4**
Operating capital employed as % of sales 9)	*13*	*12*	*11*	*9*	*11*	*9*	*12*	*9*	*9*
Return on operating capital employed, % 10)	*55*	*57*	*61*	*73*	*57*	*70*	*55*	*67*	*72*
Goodwill	17,590.0	16,406.9	15,301.9	14,508.3	16,456.5	16,203.8	15,245.5	15,088.1	14,777.8
Acquisition related intangible fixed assets	589.4	583.1	433.2	-	500.8	-	294.6	-	-
Shares in associated companies 2)	178.5	-	-	-	-	-	-	-	-
Capital employed	**26,848.0**	**24,646.6**	**22,476.0**	**19,899.0**	**23,840.8**	**21,585.7**	**22,633.0**	**20,642.1**	**20,299.2**
Return on capital employed, % 10, 11)	*16*	*17*	*18*	*20*	*16*	*18*	*16*	*18*	*18*
Net debt	**-13,560.5**	**-11,708.8**	**-10,633.1**	**-9,084.1**	**-12,493.2**	**-10,795.0**	**-11,053.5**	**-9,351.4**	**-9,082.5**
Minority interest	-	-	-	**16.6**	-	**12.6**	-	**13.4**	**15.6**
Shareholders' equity	**13,287.5**	**12,937.8**	**11,842.9**	**10,798.3**	**11,347.6**	**10,778.1**	**11,579.5**	**11,277.3**	**11,201.1**
Net debt equity ratio/multiple	*1.02*	*0.91*	*0.90*	*0.84*	*1.10*	*1.00*	*0.95*	*0.83*	*0.81*

Notes 1–11 refer to page 17

Balance Sheet

MSEK	IFRS Jun 30, 2005	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
ASSETS									
Fixed assets									
Goodwill	17,590.0	16,406.9	15,301.9	14,508.3	16,456.5	16,203.8	15,245.5	15,088.1	14,777.8
Acquisition related intangible fixed assets	589.4	583.1	433.2	-	500.8	-	294.6	-	-
Other intangible fixed assets	293.6	281.0	268.6	431.9	248.6	425.8	198.8	384.5	384.7
Tangible fixed assets	6,149.5	5,918.7	5,820.0	5,820.0	5,224.1	5,224.1	5,243.3	5,243.3	5,069.0
Shares in associated companies [2]	178.5	-	-	-	-	-	-	-	-
Non-interest bearing financial fixed assets [3]	1,972.4	1,914.0	1,875.6	1,876.2	1,994.0	1,996.6	1,998.0	1,999.1	2,455.2
Interest bearing financial fixed assets [3]	1,400.7	2,341.7	138.2	138.2	140.7	140.7	142.3	142.3	138.7
Total fixed assets	**28,174.1**	**27,445.4**	**23,837.5**	**22,774.6**	**24,564.7**	**23,991.0**	**23,122.5**	**22,857.3**	**22,825.4**
Current assets									
Non-interest bearing current assets	13,777.3	12,908.9	11,884.8	10,335.8	12,173.5	10,475.3	11,707.5	10,005.4	9,653.6
Other interest bearing current assets [3]	678.0	-	-	-	-	-	-	-	-
Cash and liquid funds	2,207.1	3,060.7	3,120.4	3,120.4	2,609.4	2,609.4	4,106.0	4,106.0	4,475.7
Total current assets	**16,662.4**	**15,969.6**	**15,005.2**	**13,456.2**	**14,782.9**	**13,084.7**	**15,813.5**	**14,111.4**	**14,129.3**
TOTAL ASSETS	**44,836.5**	**43,415.0**	**38,842.7**	**36,230.8**	**39,347.6**	**37,075.7**	**38,936.0**	**36,968.7**	**36,954.7**

MSEK	IFRS Jun 30, 2005	IFRS Mar 31, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Jun 30, 2004	Sw. GAAP Jun 30, 2004	IFRS Mar 31, 2004	Sw. GAAP Mar 31, 2004	Sw. GAAP Dec 31, 2003
SHAREHOLDERS' EQUITY AND LIABILITIES									
Shareholders' equity									
Restricted equity	6,973.2	6,132.6	6,471.0	6,471.0	7,776.2	7,776.2	8,080.7	8,080.7	7,820.9
Non-restricted equity [3]	6,313.6	6,805.2	5,355.3	4,327.3	3,558.8	3,001.9	3,485.4	3,196.6	3,380.2
Minority interests	0.7	0.0	16.6	-	12.6	-	13.4	-	-
Total shareholders' equity	**13,287.5**	**12,937.8**	**11,842.9**	**10,798.3**	**11,347.6**	**10,778.1**	**11,579.5**	**11,277.3**	**11,201.1**
Equity ratio,%	*30*	*30*	*30*	*30*	*29*	*29*	*30*	*31*	*30*
Minority interests	-	-	-	**16.6**	-	**12.6**	-	**13.4**	**15.6**
Long-term liabilities									
Non-interest bearing long-term liabilities	41.9	42.1	90.8	90.8	48.3	48.3	0.2	0.2	231.2
Interest bearing long-term liabilities [3]	7,845.2	12,548.6	10,141.8	10,141.8	11,296.5	11,296.5	11,379.4	11,379.4	11,205.7
Interest bearing provisions	-	-	-	-	-	-	-	-	32.6
Non-interest bearing provisions	2,234.3	2,277.7	2,116.3	2,081.4	2,655.5	2,638.7	2,419.0	2,442.6	2,072.5
Total long-term liabilities	**10,121.4**	**14,868.4**	**12,348.9**	**12,314.0**	**14,000.3**	**13,983.5**	**13,798.6**	**13,822.2**	**13,542.0**
Current liabilities									
Non-interest bearing current liabilities	11,426.5	11,046.2	10,901.0	10,901.0	10,052.9	10,052.9	9,635.5	9,635.5	9,737.4
Interest bearing current liabilities [3]	10,001.1	4,562.6	3,749.9	2,200.9	3,946.8	2,248.6	3,922.4	2,220.3	2,458.6
Total current liabilities	**21,427.6**	**15,608.8**	**14,650.9**	**13,101.9**	**13,999.7**	**12,301.5**	**13,557.9**	**11,855.8**	**12,196.0**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**44,836.5**	**43,415.0**	**38,842.7**	**36,230.8**	**39,347.6**	**37,075.7**	**38,936.0**	**36,968.7**	**36,954.7**

MSEK	Share capital	Restricted reserves	Non-restricted equity	Minority interests	Total
CHANGES IN SHAREHOLDERS' EQUITY					
Opening balance according to IFRS	**365.1**	**6,105.9**	**5,355.3**	**16.6**	**11,842.9**
Effect of change of accounting principle IAS 39 [3]	-	-	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	**365.1**	**6,105.9**	**5,352.6**	**16.6**	**11,840.2**
Translation differences	-	1,690.5	-381.4	-	1,309.1
Transfer between restricted & non-restricted reserves	-	-1,188.3	1,188.3	-	-
Transfer between minority interests & non-restricted reserves	-	-	15.9	-15.9	-
Net income for the period	-	-	1,233.4	-	1,233.4
Dividend	-	-	-1,095.2	-	-1,095.2
Closing balance	**365.1**	**6,608.1**	**6,313.6**	**0.7**	**13,287.5**

Data per share

SEK	IFRS Apr-Jun 2005	IFRS Apr-Jun 2004	Sw. GAAP Apr-Jun 2004	IFRS Jan-Jun 2005	IFRS Jan-Jun 2004	Sw. GAAP Jan-Jun 2004	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Share price, end of period	130.50	94.00	94.00	130.50	94.00	94.00	114.00	114.00	97.00
Earnings after current taxes, after full conversion	1.70	1.70	0.99	3.38	3.22	1.83	6.95	4.19	3.66
Earnings after full taxes, before full conversion	1.72	1.65	0.91	3.38	3.16	1.71	6.92	4.02	3.41
Earnings after full taxes, after full conversion	1.69	1.62	0.91	3.32	3.11	1.71	6.79	4.01	3.45
Dividend	-	-	-	-	-	-	3.00	3.00	2.00
P/E-ratio after full conversion	-	-	-	-	-	-	17	28	28
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	364,808,523
Number of shares after full conversion	375,015,400	382,408,810	382,408,810	375,015,400	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810
Average number of shares after full conversion	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,408,810	382,416,866

Notes 2–3 refer to page 17

Divisional overview January – June 2005 and 2004

The Divisional Overview shows 2004 according to IFRS and after the organizational changes presented in the first quarter.
For comparatives for 2004 according to Swedish GAAP, please refer to the published Annual Report for 2004 pages 104–105.

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sales, external	9,981	10,152	12,065	11,387	2,461	1,902	1,302	1,032	5,620	4,810	-	-	31,429	29,283
Sales, intra-group	-	-	110	98	240	199	3	3	6	4	-359	-304	-	-
Total sales	**9,981**	**10,152**	**12,175**	**11,485**	**2,701**	**2,101**	**1,305**	**1,035**	**5,626**	**4,814**	**-359**	**-304**	**31,429**	**29,283**
Organic sales growth, %	***2***	***-1***	***5***	***3***	***6***	***1***	***25***	***28***	***3***	***3***	-	-	***4***	***2***
Operating income before amortization	**464**	**509**	**882**	**835**	**279**	**236**	**114**	**88**	**355**	**284**	**-125**	**-112**	**1,969**	**1,840**
Operating margin, %	***4.6***	***5.0***	***7.2***	***7.3***	***10.3***	***11.2***	***8.7***	***8.5***	***6.3***	***5.9***	-	-	***6.3***	***6.3***
Amortization of acquisition related intangible fixed assets	-16	-18	-19	-12	-8	-1	-5	-4	-13	-13	-	-	-61	-48
Acquisition related restructuring costs	-	0	-	-2	-22	-1	-	-	-	-	-	-	-22	-3
Operating income after amortization	448	491	863	821	249	234	109	84	342	271	-125	-112	1,888	1,789
Operating capital employed	1,209	966	2,005	1,610	728	688	1,068	719	3,073	2,579	407	322	8,490	6,884
Operating capital employed as % of sales[1)]	***6***	***5***	***8***	***7***	***13***	***12***	***39***	***32***	***26***	***26***	-	-	***13***	***11***
Goodwill	6,898	6,738	5,530	5,021	2,208	2,061	37	22	2,917	2,614	-	-	17,590	16,456
Acquisition related intangible fixed assets	47	64	188	107	226	227	60	17	68	86	-	-	589	501
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	179	-	179	-
Capital employed	**8,154**	**7,768**	**7,723**	**6,738**	**3,162**	**2,976**	**1,165**	**758**	**6,058**	**5,279**	**586**	**322**	**26,848**	**23,841**
Return on capital employed,% [2)]	***11***	***14***	***24***	***26***	***19***	***15***	***20***	***26***	***13***	***11***	-	-	***16***	***16***

[1)] *Adjusted for the full year sales of acquired entities.*

[2)] *Return on capital employed is based on 12 months operating income, which for the first half 2004 is not adjusted to IFRS since the two quarters of 2003 that impacts this calculation have not been restated to IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.*

Notes

1) The calculation of organic sales growth is specified in the table Specification of currency changes – Sales on page 20.

2) Share in income of associated companies refers to Securitas Employee Convertible 2002 Holding S.A.. The share of capital and voting rights after the partial redemption of the convertible debenture loans issued is 43.1 percent. The equity method is used to account for shares in associated companies. The share in income of associated companies consists of MSEK:

Reversal of negative goodwill	*11.3*
Share in income for the period	*0.0*
Total	*11.3*

The negative goodwill relates to the discount on the share purchase price which is based on a market valuation of the share calculated by using a market interest rate for the remaining duration of the convertible debenture loans. This discount offsets the cost of writing off prepaid financial expenses related to the program of MSEK -10.7 included in Net financial items as well as to other costs related to the redemption. Thus the net impact for the Group is not material. Both the reversal of negative goodwill and the write off of prepaid financial expenses are non-recurring items. After the reversal of negative goodwill, there is no difference between the Group's book value of the shares in associated companies and the Parent Company's share of capital of Securitas Employee Convertible 2002 Holding S.A.

3) The impact of the transition to IAS 39 and its impact on the statement of income and balance sheet can be found on page 19.

4) Cash flow from operational activities is unchanged under IFRS compared to under Swedish GAAP. However due to the reclassification of amortization previously included in operating income before amortization of goodwill, operating income before amortization has increased with MSEK 8.0 for April – June 2004 under IFRS, MSEK 16.0 for January – June 2004 under IFRS and with MSEK 32.1 for January – December 2004 under IFRS. This impact is offset by a reduction in the depreciation that is added back in the cash flow with MSEK -8.0 for April – June under IFRS, MSEK -16.0 for January – June 2004 under IFRS and with MSEK -32.1 for January – December 2004 under IFRS.

5) Free cash flow as a percent of operating income before amortization less current taxes and net financial items (adjusted income).

6) Free cash flow (rolling 12 months) in relation to closing net debt.

7) The change in accounting principles for January – June 2005 is the result of the adoption of IAS 39. For further information please refer to page 19. The change in accounting principles for previous periods have been described in previous interim reports for all periods accounted for under Swedish GAAP. For previous periods accounted for under IFRS, please refer to pages 99–115 of the published Annual Report for 2004.

8) Change in loans includes the change in securitization for all periods accounted for under IFRS. Revaluation of financial instruments has no cash flow impact and is thus shown as a separate item in the specification to the change in net debt. Translation differences include translation on the securitization for all periods accounted for under IFRS.

9) Adjusted for the full year sales of acquired entities.

10) The key ratios for return on operating capital employed and return on capital employed are for the first half 2004 and for the second quarter 2004 based on rolling 12 months operating income, which is not fully adjusted to IFRS since 2003 has not been restated for IFRS. The impact on operating income before amortization in 2003 is not deemed to be significant.

11) Operating income before amortization (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

Impact of adopting IAS 39 Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement has been implemented as from January 1, 2005 without the comparatives being restated, which is in line with the exemption listed in IFRS 1.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:

- Financial assets or financial liabilities at fair value through profit and loss (including derivatives not designated as hedging instruments)
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets
- Financial liabilities designated for hedging
- Other financial liabilities
- Derivatives designated for hedging

Most of the Group's current assets are loans and receivables (including accounts receivables and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held to maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

Financial liabilities designated for hedging that qualifies for fair value hedge accounting are carried at fair value in the balance sheet. Changes in the fair value are included in the statement of income in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument at fair value is also included in the statement of income in the same period as that in which the gain or loss on the hedged instrument arises. Gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Most of the financial hedging activities in the Group qualify for hedge accounting under IAS 39. One exception is the exposure to floating USD interest rate risk that is being hedged via a program of interest rate swaps for an amount of MUSD 487 maturing during 2006 and up until April 2007. As per January 1, 2005 the unrealized loss on these interest rate swaps amounted to MSEK -9 before tax. In addition to this the impact from all other instruments that are required to be recognized at fair value from January 1, 2005 amounted to MSEK 5. The net impact of MSEK -4 has net of deferred tax been accounted for as a reduction in non restricted reserves of MSEK -3, as it constituted a change in accounting principles.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest bearing financial fixed assets, an increase of MSEK 76.4 in Interest bearing current liabilities, an increase of MSEK 2,394.4 in Interest bearing long-term liabilities, an increase of MSEK 1.1 in deferred tax included in Non-interest bearing financial fixed assets and a decrease in Non-restricted equity of MSEK -2.7 mainly coming from the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 with MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK 10,633.1 to MSEK 10,636.9 with MSEK 3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the statement which reconciles the change in net debt.

As per June 30, 2005 the recognition of the fair value of the financial instruments has resulted in a positive revaluation of MSEK 29.4 in the statement of income. The main explanation for this is the increase in USD interest rates during the first half of 2005 which has resulted in a positive revaluation of the USD interest rate swaps.

The revaluation impact for the second quarter 2005 is a negative revaluation of MSEK -7.3 in the statement of income. This reflects a slight decrease in USD interest rates during the quarter as well as the impact from a shorter remaining duration for the derivatives.

IAS 39 will create more volatility in the income statement and balance sheet but it will not impact the Group's cash flow or its treasury strategies. The USD interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will come back to zero on the final maturity date.

For further information please refer to the table below.

		January 1, 2005		Accumulated impact March 31, 2005	Period impact Apr-Jun, 2005	Accumulated impact June 30, 2005
MSEK	Opening balance before IAS 39	Effects of transition to IAS 39	Opening balance adjusted for IAS 39		Revaluation of financial instruments	
Other fixed assets	21,823.7	-	21,823.7	-	-	-
Non-interest bearing financial fixed assets	1,875.6	1.1	1,876.7	-1.1	-	-1.1
Interest bearing financial fixed assets	138.2	2,467.0	2,605.2	-265.4	-905.6	-1,171.0
Total fixed assets	**23,837.5**	**2,468.1**	**26,305.6**	**-266.5**	**-905.6**	**-1,172.1**
Non-interest bearing current assets	11,884.8	-	11,884.8	-	-	-
Other interest bearing current assets	-	-	-	-	678.0	678.0
Cash and liquid funds	3,120.4	-	3,120.4	-	-	-
Total current assets	**15,005.2**	**-**	**15,005.2**	**-**	**678.0**	**678.0**
TOTAL ASSETS	**38,842.7**	**2,468.1**	**41,310.8**	**-266.5**	**-227.6**	**-494.1**
Restricted equity	6,471.0	-	6,471.0	-	-	-
Non-restricted equity[1)]	5,355.3	-2.7	5,352.6	26.4	-5.3	21.1
Minority interests	16.6	-	16.6	-	-	-
Total shareholders' equity	**11,842.9**	**-2.7**	**11,840.2**	**26.4**	**-5.3**	**21.1**
Non-interest bearing long-term liabilities	90.8	-	90.8	-	-	-
Interest bearing long-term liabilities	10,141.8	2,394.4	12,536.2	-292.8	-904.1	-1,196.9
Non-interest bearing provisions	2,116.3	-	2,116.3	9.2	-2.0	7.2
Total long-term liabilities	**12,348.9**	**2,394.4**	**14,743.3**	**-283.6**	**-906.1**	**-1,189.7**
Non-interest bearing current liabilities	10,901.0	-	10,901.0	-	-	-
Interest bearing current liabilities	3,749.9	76.4	3,826.3	-9.3	683.8	674.5
Total current liabilities	**14,650.9**	**76.4**	**14,727.3**	**-9.3**	**683.8**	**674.5**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**38,842.7**	**2,468.1**	**41,310.8**	**-266.5**	**-227.6**	**-494.1**
Net debt	**-10,633.1**	**-3.8**	**-10,636.9**	**36.7**	**-7.3**	**29.4**

1) The impact on non-restricted equity as per January 1, 2005 is the increase in net debt (MSEK -3.8) net of deferred tax (MSEK 1.1). The accumulated impact per March 31, 2005 is the decrease in net debt (MSEK 36.7) net of deferred tax (MSEK -10.3) The accumulated impact per June 30, 2005 is the decrease in net debt (MSEK 29.4) net of deferred tax (MSEK -8.3) The impact for the period April-June, 2005 is an increase in net debt (MSEK -7.3) net of deferred tax (MSEK 2.0).

Specification of currency changes, Group

Sales, MSEK	April – June 2005	April – June 2004	%
Total sales	16,234	14,830	9
Acquisitions/Divestitures	-668	-43	
Currency change from 2004	-75	-	
Organic sales	15,491	14,787	5

Sales, MSEK	January – June 2005	January – June 2004	%
Total sales	31,429	29,283	7
Acquisitions/Divestitures	-1,307	-43	
Currency change from 2004	339	-	
Organic sales	30,461	29,240	4

Operating income, MSEK	April – June 2005	April – June 2004	%
Operating income	1,032	955	8
Currency change from 2004	-5	-	
Organic operating income	1,027	955	7

Operating income, MSEK	January – June 2005	January – June 2004	%
Operating income	1,969	1,840	7
Currency change from 2004	14	-	
Organic operating income	1,983	1,840	8

Income before taxes, MSEK	April – June 2005	April – June 2004	%
Income before taxes	847	803	5
Currency change from 2004	-9	-	
Organic income before taxes	838	803	4

Income before taxes, MSEK	January – June 2005	January – June 2004	%
Income before taxes	1,664	1,527	9
Currency change from 2004	6	-	
Organic income before taxes	1,670	1,527	9

Specification of quarterly development 2004 adjusted for organizational changes and IFRS

Security Services USA

MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,073	5,079	5,142	4,723	20,017
Organic sales growth	*0%*	*-2%*	*-2%*	*-2%*	*-2%*
Operating income	249	260	260	213	982
Operating margin	*4.9%*	*5.1%*	*5.1%*	*4.5%*	*4.9%*

Security Services Europe

MSEK	Q1	Q2	Q3	Q4	2004
Sales	5,671	5,814	5,907	5,897	23,289
Organic sales growth	*3%*	*3%*	*6%*	*5%*	*4%*
Operating income	415	420	479	535	1,849
Operating margin	*7.3%*	*7.2%*	*8.1%*	*9.1%*	*7.9%*

Security Systems

MSEK	Q1	Q2	Q3	Q4	2004
Sales	982	1,119	1,210	1,413	4,724
Organic sales growth	*3%*	*0%*	*3%*	*-1%*	*1%*
Operating income	104	132	123	195	554
Operating margin	*10.6%*	*11.8%*	*10.2%*	*13.8%*	*11.7%*

Direct

MSEK	Q1	Q2	Q3	Q4	2004
Sales	497	538	560	595	2,190
Organic sales growth	*27%*	*28%*	*28%*	*28%*	*28%*
Operating income	42	46	67	51	206
Operating margin	*8.5%*	*8.6%*	*12.0%*	*8.6%*	*9.4%*

Cash Handling Services

MSEK	Q1	Q2	Q3	Q4	2004
Sales	2,376	2,438	2,510	2,758	10,082
Organic sales growth	*2%*	*4%*	*6%*	*7%*	*5%*
Operating income	123	161	217	213	714
Operating margin	*5.2%*	*6.6%*	*8.6%*	*7.7%*	*7.1%*

Other and Eliminations

MSEK	Q1	Q2	Q3	Q4	2004
Sales	-146	-158	-147	-164	-615
Operating income	-48	-64	-75	-92	-279

Group

MSEK	Q1	Q2	Q3	Q4	2004
Sales	14,453	14,830	15,182	15,222	59,687
Organic sales growth	*2%*	*2%*	*4%*	*3%*	*3%*
Operating income	885	955	1,071	1,115	4,026
Operating margin	*6.1%*	*6.4%*	*7.1%*	*7.3%*	*6.7%*

The quarterly development shows the Group's divisions after the organizational changes presented in the first quarter. Furthermore Cash Handling Services now includes a separate captive company, previously included under the Other heading. This latter change has mainly impacted operating capital employed and capital employed for the division. The impact on the divisions' operating income is not material.

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and North America .

SECURITAS

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Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70